# TransGlobe Energy Corporation

# 2008 ANNUAL REPORT

**TSX: TGL**

**NASDAQ: TGA**

*www.trans-globe.com*

LETTER TO SHAREHOLDERS

Record Growth in 2008

For 2008, TransGlobe set new, record levels for oil production, reserves, cash flow and profits. This was a stellar achievement in a year of transition.

The decision to exit the North American gas business to focus on international properties presented enormous challenges. In 2008, the Company sold all its Canadian assets, reducing production by 1,468 Boed and proved plus probable reserves by 3.6 million Boe, a large gap to fill. The sold production and reserves were more than replaced by two acquisitions in Egypt. This transition represents a strategic repositioning of the Company’s asset mix, exiting the Canadian gas business and expanding in Egypt to focus entirely on oil production for 2009.

This strategic decision has proved out. TransGlobe’s production from the Egyptian fields has more than doubled and total corporate reserves have increased by 21% over the year, largely from the new Egyptian properties. These assets have additional growth potential on both the exploration and the enhanced recovery fronts. The end result of this transition year is a stronger, more focused Company with the potential to grow faster in the future.

Higher production levels and unprecedented high oil prices in the first three quarters produced record cash flow and profits for the year. However, in late 2008 the world economy declined precipitously following the collapse of several major financial institutions. This economic crisis brought significantly lower oil prices and lower overall revenues for the Company in the fourth quarter, despite the significant oil production increases achieved earlier in the year. TransGlobe is not immune to the effects of this crisis and has therefore taken steps to survive it.

Weathering the Storm

Is there any reason for optimism in this environment of financial storms in which oil prices have been battered? While it is not clear sailing ahead yet, TransGlobe is positioned to weather the financial storm. We will continue to run a tight ship in 2009.

First, the Company has battened down the financial hatches. We have reduced capital expenditures on higher-risk exploration projects, initiated cost reduction plans and strengthened the balance sheet. To strengthen the balance sheet, the Company closed a successful financing for gross proceeds of approximately C$20.0 million in February 2009. The majority of these funds, in addition to cash flow generated throughout the year, will be applied to development of the Hana West discovery and enhanced recovery projects at Hana and Hoshia in Egypt.

Second, we have reduced the Company’s 2009 budget to align with cash flow and cash on hand and to focus the work plan on our Egyptian properties. These assets have traditionally experienced lower operating costs, lower finding and development costs and are quick to bring on production. This will allow us to build our asset base through low risk development projects, with the objective of growing proved plus probable reserves from our existing fields. Development drilling will be concentrated on the West Gharib properties and on the An Nagyah and Osaylan fields in Yemen. Enhanced recovery projects on the Hana and Hoshia fields will also continue as there are significant, potential reserve additions to be made from these projects.

At TransGlobe, we remain confident that we will survive and grow. Our financial strength, technical expertise and focused plan for the year are a strong foundation on which to further grow our production, our reserve base and, ultimately, shareholder value. With increased production, reserves and a stellar suite of exploration and development properties, the Company is poised to exit this period of volatility in 2009 in a strong financial position, well positioned to capture new growth opportunities. The Company is in an excellent position to meet its targets and take full advantage of the positive turn the markets are bound to take in due time.

I would like to thank all of our directors and all of our staff members for the outstanding efforts they have made and continue to make to keep TransGlobe on an even keel.

Ross Clarkson
President and Chief Executive Officer
March 12, 2009

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 10, 2009

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to the shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2008 and 2007, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). The effect of significant differences between Canadian and United States accounting principles is disclosed in Note 21 of the consolidated financial statements. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found in the Interactive Data Electronic Applications (“IDEA”) system at http://idea.sec.gov.

Forward-looking Information

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and http://idea.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

          Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

($000s)	2008	2007
Cash flow from operating activities	57,793	53,618
Changes in non-cash working capital from
continuing operations	1,269	(1,133)
Changes in non-cash working capital from
discontinued operations	205	(344)
Funds flow from operations	59,267	52,141
Less: Funds flow from discontinued operations	6,908	15,856

Funds flow from continuing operations	52,359	36,285

          Netback
Netback is a non-GAAP measure that represents revenue net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, public company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition to a 100% oil, Middle East / North Africa growth company.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume
amounts)	2008	% Change	2007	% Change	2006
Total Operations
Average production volumes (Boepd)	7,342	30	5,651	11	5,093
Average sales volumes (Boepd)	7,342	29	5,692	12	5,077
Average price ($/Boe)	86.96	32	65.80	12	58.92
Oil and gas sales	233,695	71	136,709	25	109,190
Oil and gas sales, net of royalties and other	132,393	51	87,911	25	70,097

Cash flow from operating activities	57,793	8	53,618	13	47,383
Funds flow from operations*	59,267	14	52,141	12	46,763
Funds flow from operations per share
- Basic	0.99		0.87		0.80
- Diluted	0.98		0.86		0.77

Net income	31,523	146	12,802	(51)	26,195
Net income per share
- Basic	0.53		0.21		0.45
- Diluted	0.52		0.21		0.43

Continuing Operations
Average production volumes (Bopd)	6,858	61	4,258	6	4,021
Average sales volumes (Bopd)	6,858	61	4,258	5	4,046
Average price from continuing operations
($/Bbl)	88.66	23	72.17	14	63.10
Oil sales	222,538	98	112,171	20	93,189
Oil sales, net of royalties and other	123,231	82	67,628	19	56,836

Cash flow from operating activities	51,090	37	37,418	4	35,812
Funds flow from continuing operations*	52,359	44	36,285	(1)	36,501
Funds flow from continuing operations per
share
- Basic	0.88		0.61		0.62
- Diluted	0.86		0.60		0.60

Net income	23,173	177	8,380	(64)	23,332
Net income per share
- Basic	0.39		0.14		0.40
- Diluted	0.38		0.14		0.39

Total assets	228,238	12	204,219	75	116,473
Cash and cash equivalents	7,634	(40)	12,729	44	8,836
Total long-term debt, including current portion	57,230	1	56,685	-	-
Debt-to-funds flow ratio**	1.0		1.1		-

Reserves
Total proved (MMboe)	12.6	6	11.9	28	9.3
Total proved plus probable (MMBoe)	19.8	21	16.4	40	11.7

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Calculated on a 12-month rolling basis.

In 2008 compared with 2007, TransGlobe,

  Increased proved plus probable reserves by 3.4 MMBoe, representing a production replacement of 232% in 2008;
  Increased total production by 30% to 7,342 Boepd (continuing operations – 61% increase to 6,859 Bopd);
  Increased funds flow by 14% to a record $59.3 million (continuing operations – 44% to $52.4 million) due to increases in revenues, offset by increased royalties and taxes;
  Increased net income by 146% to a record $31.5 million (continuing operations – 177% to $23.2 million) due to an unrealized derivative gain, increased revenues and a gain on disposition of the Canadian operations, offset by higher royalties and taxes, increased operating costs and depletion and depreciation rates;
  Reported an unrealized derivative gain of $9.9 million compared to an unrealized derivative loss of $7.1 million in 2007;
  Increased its ownership in the West Gharib Concession in Egypt to 100% as a result of a corporate acquisition in Q1- 2008 and a property acquisition in Q3-2008;
  Completed the sale of its Canadian assets in Q2-2008 to allow the Company to focus on the development of its Middle East / North Africa assets; and
  Reported a debt-to-funds flow ratio of 1.0 at December 31, 2008 (December 31, 2007 – 1.1).
4

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 TO 2007 NET INCOME VARIANCES

	$000s	$Per Share Diluted	Variance %
2007 net income	12,802	0.21
Cash items
Volume variance	84,779	1.40	662
Price variance	25,587	0.42	200
Royalties	(54,763)	(0.90)	(428)
Expenses:
Operating	(8,277)	(0.14)	(65)
Realized derivative loss	(6,020)	(0.10)	(47)
Cash general and administrative	(2,726)	(0.04)	(21)
Current income taxes	(19,600)	(0.32)	(153)
Realized foreign exchange loss	89	-	1
Interest on long-term debt	(2,982)	(0.05)	(23)
Other income	(13)	-	-
Cash flow from discontinued operations	(8,948)	(0.15)	(71)
Total cash items variance	7,126	0.12	55
Non-cash items
Unrealized derivative gain	17,004	0.28	133
Depletion, depreciation and accretion	(15,810)	(0.26)	(123)
Stock-based compensation	(744)	(0.01)	(6)
Amortization of deferred financing costs	(1,731)	(0.03)	(14)
Non-cash income from discontinued operations	12,876	0.21	101
Total non-cash items variance	11,595	0.19	91

2008 net income	31,523	0.52	146

Net income increased $18.7 million in 2008 compared with 2007 mainly as a result of higher volumes, higher commodity prices and an unrealized derivative gain, offset by increased depletion and depreciation, increased royalties and taxes and operating expenses in the year ended December 31, 2008.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2008	2007

Dated Brent average oil price ($/Bbl)	96.99	72.60
U.S./Canadian Dollar average exchange rate	1.0671	1.0740

The price of Dated Brent oil averaged $96.99/Bbl in 2008, a increase of 34% from the 2007 price of $72.60/Bbl. The price of Dated Brent oil reached a record high of $144.22 in July 2008. However, financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in the latter half of 2008.

The current global financial crisis has reduced liquidity in financial markets, restricted access to financing and caused significant volatility in commodity prices. These issues are expected to impact the performance of the economy in 2009. TransGlobe’s management believes the Company is well positioned to survive the current crisis due to manageable debt levels, positive cash generation from operations, and the availability of cash and cash equivalents.

However, in light of the current economic environment, TransGlobe reduced its capital spending in 2009 and is reviewing costs and efficiency opportunities in the organization. The Company designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. To enhance the Company’s liquidity and to fund capital projects in Egypt where a significant discovery in 2008 resulted in production increases, the Company raised approximately C$20.0 million in gross proceeds in February 2009 by issuing 5,798,000 common shares.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

In the first quarter of 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

The adjustment date of the acquisition is September 30, 2007, with all changes in working capital to February 5, 2008 (the closing date), including oil production from September 30, 2007 to February 5, 2008, recorded as a purchase price adjustment. Oil produced after February 5, 2008 is recorded as TransGlobe production.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009. Following this acquisition, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt. Production from this acquisition since August 18, 2008 was included in the production for the Company.

Discontinued Operations

TransGlobe sold its Canadian segment of operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

SELECTED QUARTERLY INFORMATION

	2008				2007
($000s, except per share, price
and volume amounts)	Q-4**	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Boepd)	6,893	6,935	7,706	7,845	6,837	5,227	5,353	5,341
Average price ($/Boe)	46.18	104.55	110.21	84.63	75.83	67.04	63.68	53.58
Oil and gas sales	29,285	66,707	77,283	60,420	47,699	32,240	31,016	25,754
Oil and gas sales, net of royalties
and other	18,272	36,577	41,629	35,915	29,343	20,764	20,553	17,251

Cash flow from operating activities	11,252	20,652	9,573	16,316	22,783	8,046	11,260	11,529
Funds flow from operations*	6,134	16,775	18,485	17,873	13,944	13,373	12,814	12,010
Funds flow from operations per
share
- Basic	0.10	0.28	0.31	0.30	0.23	0.22	0.22	0.20
- Diluted	0.10	0.27	0.31	0.30	0.23	0.22	0.21	0.20

Net income (loss)	7,640	24,790	(5,365)	4,458	(719)	5,198	2,343	5,980
Net income (loss) per share
- Basic	0.14	0.41	(0.09)	0.07	(0.02)	0.09	0.04	0.10
- Diluted	0.13	0.41	(0.09)	0.07	(0.02)	0.08	0.04	0.10

Continuing Operations
Average sales volumes (Bopd)	6,893	6,935	7,283	6,322	5,333	3,830	3,964	3,892
Average price from continuing
operations ($/Bbl)	45.97	104.55	112.59	90.49	83.14	74.72	69.42	57.14
Oil sales	29,151	66,707	74,616	52,064	40,788	26,326	25,041	20,016
Oil sales, net of royalties
and other	17,765	36,577	39,541	29,348	23,600	15,793	15,632	12,603

Cash flow from operating activities	11,010	20,483	8,078	11,519	17,011	5,559	7,547	7,301
Funds flow from continuing
operations*	5,579	16,775	16,841	13,164	9,344	9,257	9,073	8,406
Funds flow from continuing
operations per share
- Basic	0.09	0.28	0.28	0.22	0.16	0.16	0.15	0.14
- Diluted	0.09	0.27	0.28	0.22	0.15	0.15	0.15	0.14

Net income (loss)	7,482	24,787	(11,449)	2,353	(2,305)	4,166	1,417	5,102
Net income (loss) per share
- Basic	0.13	0.41	(0.19)	0.04	(0.04)	0.07	0.02	0.09
- Diluted	0.12	0.41	(0.19)	0.04	(0.04)	0.07	0.02	0.08

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Differences between total operations and continuing operations relate to post-closing adjustments on the Canadian disposition.

Net income decreased 69% in Q4-2008 compared with Q3-2008 mainly as a result of a 56% decrease in commodity prices, offset by lower royalties and taxes in Egypt and Yemen.

Funds flow from operations decreased in Q4-2008 by $10.6 million (63%) compared with Q3-2008 mainly as a result of a 56% decrease in average commodity prices, offset by lower royalties and taxes in Egypt and Yemen.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			2008	2007
Egypt	- Oil sales	Bopd	3,072*	432**
Yemen	- Oil sales	Bopd	3,786	3,826
Total continuing operations
	- daily sales volumes	Bopd	6,858	4,258
Canada	- Oil and liquids sales***	Bopd	115	402
	- Gas sales***	Mcfpd	2,212	6,193
Canada		Boepd	484	1,434

Total Company – daily sales volumes		Boepd	7,342	5,692

*

Egypt includes the operating results of GHP for the period February 5, 2008 to December 31, 2008 and the property acquisition for the period from August 18, 2008 to December 31, 2008. In that period, production averaged 1,037 Bopd and 369 Bopd, respectively, for a yearly average of 938 Bopd and 137 Bopd, respectively.

**

The 2007 sales represent the operating results of previously acquired companies for the period of September 25, 2007 to December 31, 2007. In that period, production averaged 1,607 Bopd for a yearly average of 432 Bopd.

***	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production from the Canadian assets averaged 1,463 Boepd for a yearly average of 484 Boepd.

Netback from Continuing Operations

Consolidated

	2008		2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	222,538	88.66	112,171	72.17
Royalties and other	99,307	39.56	44,543	28.66
Current taxes	32,230	12.84	12,630	8.13
Operating expenses	19,333	7.70	11,056	7.11

Netback	71,668	28.56	43,942	28.27

Egypt

	2008		2007*
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	86,778	77.18	10,731	68.13
Royalties and other	35,410	31.49	4,202	26.67
Current taxes	14,627	13.01	1,735	11.02
Operating expenses	6,972	6.20	722	4.59

Netback	29,769	26.48	4,072	25.85

*	Represents 97 days of production.

The netback for Egypt in 2008 includes average production of 369 Bopd from the property acquisition on August 18, 2008, and 1,037 Bopd from the GHP acquisition on February 5, 2008. The weighted average selling price during the year for the Egypt production was $77.18/Bbl, which represents an annual average gravity/quality adjustment of $19.81/Bbl to an average Dated Brent oil price for the year of $96.99/Bbl.

  Royalties and taxes as a percentage of revenue increased to 58% in 2008, compared with 55% in 2007. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating costs for the year ended December 31, 2008 increased 35% to $6.20/Bbl (2007 - $4.59/Bbl). The increased operating costs are due to a high number of workovers on the West Gharib PSC, higher diesel costs and increased staffing.

Yemen

	2008		2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	135,760	97.97	101,440	72.64
Royalties and other	63,897	46.11	40,341	28.89
Current taxes	17,603	12.70	10,895	7.80
Operating expenses	12,361	8.92	10,334	7.40

Netback	41,899	30.24	39,870	28.55

In Yemen, netback increased 6% on a Bbl basis in 2008, compared with 2007, primarily as a result of oil sales increasing by 34%, offset by higher royalty and tax rates. The increase in sales was mainly due to oil prices increasing in 2008 by 35%, over 2007. Sales volumes remained constant in 2008 compared with 2007.

  Royalties and taxes as a percentage of revenue increased to 60% in the year ended December 31, 2008 compared with 51% in 2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSAs allow for the recovery of operating and capital costs through a reduction in government take of oil production.
  Operating expenses on a Bbl basis for the year ended December 31, 2008 increased 21%, mainly due to declining production in the Tasour field, increased diesel costs and well workovers.
7

MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in September 2007 to protect the cash flows from the added risk of commodity price exposure following a marked increase in TransGlobe’s debt levels resulting from the Dublin and Drucker acquisitions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

From a corporate perspective, the high oil prices in the first nine months of 2008 had a positive impact on the Company’s revenue, however, these strong prices resulted in $7.5 million of realized losses recorded on the derivative commodity contracts. In the fourth quarter, lower oil prices resulted in the Company reporting a $0.6 million realized gain on the derivative commodity contracts. The mark to market valuation of TransGlobe’s future derivative commodity contracts reversed from a $7.1 million liability at December 31, 2007 to a $2.8 million asset at December 31, 2008, thus resulting in a $9.9 million unrealized gain on future derivative commodity contracts being recorded in the year.

($000s)	2008	2007
Realized cash loss on commodity contracts*	(6,901)	(881)
Unrealized gain (loss) on commodity contracts**	9,906	(7,098)
Total derivative gain (loss) on commodity contracts	3,005	(7,979)

*	Realized cash gain and losses represent actual cash settlements or receipts under the respective contracts.

**	The unrealized gain (loss) on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil price remains at the level experienced at the end of 2008, the derivative asset will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $1.2 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $1.3 million. The following commodity contracts are outstanding at December 31, 2008:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The total volumes hedged for the following years are:

	2009	2010
Bbls	221,000	96,000
Bopd	605	263

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the contracts were classified as both current and long-term assets on the Balance Sheet as there is no intent to settle these derivative instruments early. At December 31, 2008, $2.3 million of the derivative commodity contracts were classified as current assets and $0.5 million of the derivative commodity contracts were classified as long-term assets.

GENERAL AND ADMINISTRATIVE EXPENSES

	2008		2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	11,012	4.10	7,971	3.84
Stock-based compensation	1,830	0.68	1,086	0.52
Capitalized G&A	(2,583)	(0.96)	(1,947)	(0.94)
Overhead recoveries	(46)	(0.02)	(367)	(0.18)

G&A (net)	10,213	3.80	6,743	3.24

In 2008, G&A (net) increased 51% (on a Boe basis, 17%), compared with 2007. The G&A per Boe is higher mainly as a result of the West Gharib acquisitions, a new operated area for the Company, which required higher staffing levels and increased travel costs. Higher professional fees resulting from the acquisitions and increased compliance, higher stock-based compensation expenses, as well as one-time charges relating to the disposition of the Canadian operations also contributed to the rise in total G&A costs.

INTEREST ON LONG-TERM DEBT

Interest expense in the year ended December 31, 2008 increased to $6.2 million (2007 - $1.5 million). Interest expense for the year ended December 31, 2008 includes interest on long-term debt and amortization of transaction costs associated with long-term debt. During the year, the Company expensed $1.9 million of transaction costs (2007 - $0.2 million). The Company had $58.0 million of debt outstanding on December 31, 2008 (December 31, 2007 - $58.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPLETION AND DEPRECIATION

	2008		2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl*
Egypt	23,052	20.50	3,144	19.96
Yemen	11,993	8.65	12,157	8.71
Dry hole costs write-off	-	-	4,111	-
Corporate	333	-	156	-

	35,378	14.09	19,568	12.59

*	Egypt depletion and depreciation $/Bbl for the year ended December 31, 2007 excludes $4.1 million in dry hole costs on the Nuqra block written off prior to the West Gharib PSC acquisition.

In Egypt, depletion and depreciation (“DD&A”) in the year ended December 31, 2008 increased to $23.0 million, due to DD&A charges from the West Gharib acquisitions in Egypt. The high DD&A costs per Bbl result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions were based on proved plus probable reserves. The DD&A rate per Bbl is expected to decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Bbl basis remained consistent for the year ended December 31, 2008 compared with 2007.

In Egypt, unproven property costs of $10.0 million (2007 - $7.2 million) relating to Nuqra ($8.0 million) and West Gharib ($2.0 million) were excluded from costs subject to depletion and depreciation. In Yemen, unproven property costs of $7.2 million (2007 - $7.1 million) relating to Block 72, Block 75 and Block 84 were excluded from costs subject to depletion and depreciation.

CAPITAL EXPENDITURES/DISPOSITIONS

	2008	2007
(000s)	$	$
Egypt	34,797	6,904
Yemen	8,819	18,437
Corporate	241	21
	43,857	25,362
Acquisitions	54,602	54,823

Total	98,459	80,185

In Egypt, the Company drilled 14 wells in the year ended December 31, 2008, including one oil well at Hana West, five oil wells at Hana, three oil wells at South Rahmi, one oil well at each of Arta, Hoshia and East Hoshia, a water injection well at Hoshia and a dry hole at West Hoshia in the West Gharib area. TransGlobe also completed a 3-D seismic program on the West Gharib Block. In February 2008, the Company acquired the shares of GHP that owns a 30% working interest in the West Gharib PSC and valued the property, plant and equipment of GHP at $36.6 million. Goodwill of $3.6 million was recorded on this acquisition. TransGlobe further increased its ownership in the remaining eight non-Hana leases on the West Gharib PSC by 25% to 100% in August 2008 through an $18.0 million property acquisition.

In Yemen, the Company drilled four wells on Block 32 and one well on Block 72, completed the Block S-1 central production facility expansion, increased gas injection on the An Nagyah field on Block S-1 and completed a 3-D seismic program on Block 72 during the year ended December 31, 2008.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

Proved
($000s, except volumes and $/Boe amounts)	2008	2007	2006
Total capital expenditure	43,292	37,015	51,555
Acquisitions	58,946	62,821	-
Dispositions	(57,295)
Net change from previous year’s future capital	(6,479)	(2,467)	(1,154)
	38,464	97,369	50,401
Reserve additions and revisions (MBoe)
Exploration and development	3,474	1,634	3,371
Acquisitions, net of dispositions	(227)	2,953	-
Total reserve additions (Mboe)	3,247	4,587	3,371

Average cost per Boe
F&D	11.77	21.14	14.95
FD&A	11.85	21.23	14.95

Three-year weighted average cost per Boe
F&D	14.97	15.77	11.85
FD&A	16.62	17.25	11.85

9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Proved Plus Probable
($000s, except volumes and $/Boe amounts)	2008	2007	2006
Total capital expenditure	43,292	37,015	51,555
Acquisitions	58,946	68,716	-
Dispositions	(57,295)
Net change from previous year’s future capital	(8,602)	(6,587)	3,943
	36,341	99,144	55,498
Reserve additions and revisions (MBoe)
Exploration and development	5,546	1,537	3,025
Acquisitions, net of dispositions	363	5,264	-
Total reserve additions (Mboe)	5,909	6,801	3,025

Average cost per Boe
F&D	6.67	19.79	18.35
FD&A	6.15	14.58	18.35

Three-year weighted average cost per Boe
F&D	12.35	19.88	12.83
FD&A	12.14	16.81	12.83

Note: The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three Year
Proved	Weighted Average	2008	2007	2006
Netback ($/Boe)	23.90	22.05	25.10	25.23
Proved F&D costs ($/Boe)	14.97	11.77	21.14	14.95
Proved FD&A costs ($/Boe)	16.62	11.85	21.23	14.95
F&D Recycle ratio	1.60	1.87	1.19	1.69
FD&A Recycle ratio	1.44	1.86	1.18	1.69

	Three Year
Proved Plus Probable	Weighted Average	2008	2007	2006
Netback ($/Boe)	23.90	22.05	25.10	25.23
Proved plus Probable F&D costs ($/Boe)	12.35	6.67	19.79	18.35
Proved plus Probable FD&A costs	12.14	6.15	14.58	18.35
($/Boe)
F&D Recycle ratio	1.93	3.31	1.27	1.38
FD&A Recycle ratio	1.97	3.59	1.72	1.38

The 2008 proved and the proved plus probable recycle ratios increased from 2007 mainly as a result of higher reserve additions. The changes in the 2007 proved plus probable recycle ratio from 2006 mainly relates to the acquisition of the West Gharib PSC in Egypt.

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing proved reserves with the netback from production. The ratio is calculated by dividing the netback by the proved finding and development cost on a Boe basis. Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, general and administrative (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

($000s, except volumes and per Boe amounts)	2008	2007	2006
Net income	31,523	12,802	26,195
Adjustments for non-cash items:
Depletion, depreciation and accretion	38,056	31,172	18,941
Stock-based compensation	1,830	1,086	1,168
Future income taxes	(82)	45	263
Amortization of deferred financing costs	1,884	153	179
Unrealized loss (gain) on commodity contracts	(9,906)	7,098	83
Gain on sale	(4,012)	-	-
Settlement of asset retirement obligations	(25)	(215)	(66)
Netback	59,268	52,141	46,763
Sales volumes (MBoe)	2,687	2,078	1,853
Netback per Boe	22.05	25.10	25.23

OUTSTANDING SHARE DATA

As at December 31, 2008, the Company had 59,499,839 common shares issued and outstanding. Following the bought-deal financing that closed on February 25, 2009, the Company has 65,327,839 common shares issued and outstanding.

In August 2008, the Company renewed its Normal Course Issuer Bid (“NCIB”) with the Toronto Stock Exchange (“TSX”). Pursuant to the NCIB, the Company may repurchase, from time to time, as it considers advisable, up to 5,558,322 common shares during the 12-month period commencing August 1, 2008 and ending July 31, 2009. During 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. During the year ended December 31, 2007, the Company purchased 115,900 common shares at an average price of C$4.07 per share.

10

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month rolling basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.0 times at December 31, 2008. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2008 and 2007:

Sources and Uses of Cash

($000s)	2008	2007
Cash sourced
Funds flow from operations*	52,359	36,285
Increase in long-term debt	55,000	63,000
Exercise of options	514	605
Other	201	218
	108,074	100,108
Cash used
Exploration and development expenditures	43,857	25,362
Bank financing costs	1,339	1,097
Acquisitions	62,392	68,001
Repayment of long-term debt	55,000	5,000
Purchase of common shares	1,135	472
Options exercised for cash payments	256	-
	163,979	99,932
Net cash from continuing operations	(55,905)	176
Net cash from discontinued operations	53,098	4,203
Increase in non-cash working capital	(2,288)	(486)
Change in cash and cash equivalents	(5,095)	3,893
Cash and cash equivalents – beginning of year	12,729	8,836
Cash and cash equivalents – end of year	7,634	12,729

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the acquisition of the remaining working interests in the West Gharib concession area in Egypt was provided by funds flow from operations, working capital and long-term debt.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2008 the Company had working capital of $24.0 million (2007 - $5.5 million). Accounts receivable increased primarily as a result of increased sales in Egypt. These receivables are not considered to be impaired. Accounts payable increased due to an increased working interest and increased drilling activity in Egypt.

The Company expects to fund its 2009 exploration and development program of $35.2 million and contractual commitments through the use of working capital, cash generated by operating activities and equity financing of up to C$23.0 million, before expenses, in Q1-2009. The use of new financing during 2009 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

At December 31, 2008, TransGlobe has a $60.0 million Revolving Credit Agreement of which $58.0 million is drawn. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million in connection with the acquisition of GHP. The entire amount of the Term Loan and $7.0 million of the Revolving Credit Agreement was repaid in April 2008 with the proceeds from the disposition of the Canadian operations. In August 2008, in connection with the property acquisition in Egypt, a further $15.0 million was drawn against the Revolving Credit Agreement.

($000s)	December 31, 2008	December 31, 2007
Revolving Credit Agreement	58,000	50,000
Term Loan Agreement	-	8,000
	58,000	58,000
Unamortized transaction costs	(770)	(1,315)
	57,230	56,685

Current portion of long-term debt	-	4,727
Long-term debt	57,230	51,958

11

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company enters into arrangements and incurs obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable, accrued liabilities and
other	Yes-Liability	16,273	16,273	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	58,000	-	58,000	-	-
Office and equipment leases	No	792	340	452	-	-
Minimum work commitments[3]	No	9,800	1,400	1,800	6,600	-

Total		84,865	18,013	60,252	6,600	-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at December 31, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million ($1.4 million remaining) as security (expiring June 1, 2009). One exploration well has been drilled.

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period, all of which had been spent at December 31, 2008. The Contractor entered the second three-year exploration period on January 12, 2009. The Contractor has a commitment to drill one exploration well for $2.0 million ($0.7 million to TransGlobe).

Pursuant to the PSA for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2009.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease agreements, all of which are reflected in the Commitments and Contingencies table (above), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2008.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only. The sale of the Canadian operations closed April 30, 2008. Year-to-date 2008 figures include four months of operational and financial results. Comparative 2007 figures are for the full year. The Canadian operations and results have been accounted for as discontinued operations.

Net Operating Results

Canada

	2008		2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	2,198	96.75	5,147	66.82
Gas sales ($ per Mcf)	7,226	8.92	15,018	6.64
NGL sales	1,638	84.38	3,954	56.49
Other sales	94	-	419	-
	11,156	63.00	24,538	46.85
Royalties and other	1,994	11.26	4,255	8.12
Operating expenses	2,228	12.58	4,212	8.04

Netback	6,934	39.16	16,071	30.69

12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation, Depletion and Accretion (“DD&A”)

	2008		2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe

Canada	2,678	15.12	11,604	22.17

In Canada, DD&A decreased 32% per Boe to $15.12/Boe in the year ended December 31, 2008 compared with $22.17/Boe in the same period in 2007. DD&A was not recognized on the Canadian assets after the held-for-sale criterion had been met.

Capital expenditures

($000s)	2008	2007

Canada	857	11,653

SUBSEQUENT EVENT

On February 4, 2009, the Company announced it had entered into an agreement with a syndicate of underwriters, whereby the members of the syndicate agreed to purchase for resale, on a bought deal basis, 5,798,000 common shares of the Company at C$3.45 per Common Share to raise gross proceeds of approximately C$20.0 million. Closing of the offering occurred on February 25, 2009. TransGlobe has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 869,700 Common Shares. This option is exercisable, in whole or in part, by the underwriters, in their sole discretion, at any time up to 30 days after closing. The maximum gross proceeds raised under the offering will be approximately C$23.0 million, should the over-allotment option be exercised in full.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2009

TransGlobe is committed to maintaining its strong financial position to support capital programs and provide shareholders with an enhanced return on investment during the current challenging economic environment. Management has taken action to maintain the Company’s strong balance sheet including reduced capital spending, cost efficiency opportunities and raising up to C$23.0 million, before expenses, in Q1-2009 through an issuance of common shares.

The 2009 outlook provides information as to management’s expectation for results of operations for 2009. Readers are cautioned that the 2009 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

2009 Outlook Highlights

  Production is expected to average between 8,500 and 9,000 Bopd, a 19% increase over the 2008 average production;
  Exploration and development spending is budgeted to be $35.2 million, a 20% decrease from 2008 (allocated 60% to Egypt and 40% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $40.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $24.0 million.

2009 Production Outlook

Production for 2009 is expected to average between 8,500 and 9,000 Bopd, representing a 16% to 22% increase over the 2008 average production of 7,342 Boepd. This target includes preliminary results from the new Hana West discovery. Production from the West Gharib fields in Egypt is expected to average approximately 5,200 to 5,700 Bopd during 2009, with the balance of approximately 3,300 Bopd coming from the Yemen properties.

Production Forecast

	2009 Guidance	2008 Actual	% Change *

Barrels of oil equivalent per day	8,500-9,000	7,342	19*

* % growth based on mid-point of outlook.

2009 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and a Dated Brent oil price of $40.00/Bbl.

2009 Funds Flow From Operations Outlook
($ million)	2009 Guidance	2008 Actual	% Change *

Funds flow from operations **	24.0	59.3	(60)

* % growth based on mid-point of outlook.
** Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

While production is forecast to grow by 19% year-over-year, funds flow from operations is expected to decrease by 60%, mainly as a result of lower oil prices. Variations in production and commodity prices during 2009 could significantly change this outlook. An increase or decrease in the oil price of $10.00/Bbl would change anticipated funds flow by approximately $10.0 million for the year.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 Capital Budget
($ million)	2009
Egypt	21.0
Yemen	14.0
Corporate	0.2
Total	35.2

In 2009, TransGlobe’s capital strategy is to maximize the value of its assets in Egypt and Yemen. In Egypt, the Company will focus its efforts on the new Hana West discovery and waterflood projects at Hana and Hoshia. The Company plans to drill between 10-12 wells. In Yemen, the Company plans to drill between five and nine wells. The 2009 capital budget is expected to be funded from funds flow, working capital and equity financing (see Subsequent Events section of the MD&A). The Company has designed its 2009 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

RISKS

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

  Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;
  Operational risks including capital, operating and reserves replacement risks;
  Safety, environmental and regulatory risks; and
  Political risks

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial risks

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

The global financial crisis, which developed in late 2008, has increased the risk associated with timely access to debt, capital, and banking markets, along with market instability which may have an impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate this risk, management has been adjusting operational and financial risk strategies and continues to monitor the 2009 capital budget and the Company’s long-term plans. The Company has designed its 2009 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

b) Foreign currency exchange risk
The Company’s Canadian dollar transactions are exposed to fluctuations in foreign currency exchange rates. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the year ended December 31, 2008.

c) Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the year ended December 31, 2008, by $0.6 million. The effect of interest rates decreasing by 1% would increase the Company’s net income, for year ended December 31, 2008, by $0.6 million.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil operations. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the government of Egypt. While the government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. While the Company has no reason to believe that it will not collect this account receivable in full, there can be no assurance that this will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

To mitigate these risks, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

Operational Risks

The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.

Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.

To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, Environmental and Regulatory Risks

To mitigate environmental risks the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met.

Security risks are managed through security policies designed to protect TransGlobe’s personnel and assets. The Company has a “Whistleblower” protection policy which protects employees if they raise any concerns regarding TransGlobe’s operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe’s corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risks

TransGlobe operates in countries with different political, economic and social systems which subject the company to a number of risks that are not within the control of the Company. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, and economic and legal sanctions and other uncertainties arising from foreign governments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management’s assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 1 of the Consolidated Financial Statements.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Oil and Gas Reserves

TransGlobe’s proved and probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Full Cost Accounting for Oil and Gas Activities

a) Depletion and Depreciation Expense
TransGlobe follows the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry to account for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs are depleted, depreciated and amortized using the unit-of-production method based on estimated proved reserves. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of depletion, depreciation and amortization. A downward revision in a reserve estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates (see asset impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property disposition, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20% or greater.

b) Unproved Properties
Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases or impairment occurs. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

c) Asset Impairments
Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment loss is limited to an amount by which the carrying amount exceeds the sum of:
                              i) the fair value of reserves; and
                              ii) the costs of unproved properties that have been subject to a separate impairment test.

Production Sharing Agreements

International operations conducted pursuant to production sharing agreements (PSAs) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSAs, the Company and other nongovernmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2008. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

CHANGES IN ACCOUNTING POLICIES

The following accounting pronouncements had an impact on the financial statements of the Company in 2008:

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Company applied this policy prospectively.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentation, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed. The Company applied this policy prospectively.

Foreign Currency Translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

NEW ACCOUNTING STANDARDS

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have an impact on the Company:

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard should not have a material impact on the Consolidated Financial Statements.

Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces existing Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

International Financial Reporting Standards

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008 the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canada’s current GAAP for all publically accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been completed and will continue throughout each phase of the project.

The Company is currently completing the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.

In 2009, the Company will begin the design, planning and solution development phase. Project team members will work in conjunction with representatives from the various operational areas to evaluate the specific impacts of IFRS conversion to TransGlobe, including the Company’s accounting policies, information and computer systems, internal and disclosure controls and financial reporting. The project team will develop recommendations and accounting policies, including the first-time adoption exemptions available upon initial transition to IFRS.

In addition, the Company is monitoring the International Accounting Standards Board’s active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2008, an evaluation was carried out under the supervision, and with the participation, of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROL OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under Multilateral Instrument 52-109 of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

18

Management’s Report

Management’s Responsibility On Financial Statements

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Management’s Report On Internal Control Over Financial Reporting

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

/s/ Ross G. Clarkson	/s/ David C. Ferguson
Ross G. Clarkson	David C. Ferguson
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 9, 2009

19

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the accompanying consolidated balance sheets of TransGlobe Energy Corporation and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2 and 21 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of TransGlobe Energy Corporation, dated March 9, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2009

20

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2008 of the Company and our report dated March 9, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

/s/ “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2009

21

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of U.S. Dollars, except per share amounts)

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

REVENUE
Oil sales, net of royalties and other	$123,231	$67,628
Derivative gain (loss) on commodity contracts (Note 16)	3,005	(7,979)
Other income	170	183
	126,406	59,832

EXPENSES
Operating	19,333	11,056
General and administrative	10,213	6,743
Foreign exchange (gain) loss	(84)	5
Interest on long-term debt	6,163	1,450
Depletion and depreciation (Note 4)	35,378	19,568
	71,003	38,822

Income before income taxes	55,403	21,010

Income taxes – current (Note 11)	32,230	12,630

NET INCOME FROM CONTINUING OPERATIONS	23,173	8,380
NET INCOME FROM DISCONTINUED OPERATIONS (Note 5)	8,350	4,422
NET INCOME	31,523	12,802

Retained earnings, beginning of year	57,787	45,360
Repurchase of common shares (Note 8)	(880)	(375)

RETAINED EARNINGS, END OF YEAR	$88,430	$57,787

Net income from continuing operations per share (Note 14)
Basic	$0.39	$0.14
Diluted	$0.38	$0.14
Net income from discontinued operations per share (Note 14)
Basic	$0.14	$0.07
Diluted	$0.14	$0.07
Net income per share (Note 14)
Basic	$0.53	$0.21
Diluted	$0.52	$0.21

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007
Net income	$31,523	$12,802
Other comprehensive (loss) income:
Foreign currency translation adjustment	(886)	8,554

COMPREHENSIVE INCOME	$30,637	$21,356

See accompanying notes to the consolidated financial statements.

22

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

	As at	As at
	December 31, 2008	December 31, 2007

ASSETS
Current
Cash and cash equivalents	$7,634	$12,729
Accounts receivable	28,701	14,408
Derivative commodity contracts (Note 16)	2,336	-
Prepaid expenses	822	557
Assets of discontinued operations (Note 5)	764	4,063

	40,257	31,757

Derivative commodity contracts (Note 16)	472	-
Goodwill (Note 6)	8,180	4,313
Property and equipment (Note 4)	179,329	116,288
Discontinued operations (Note 5)	-	51,861

	$228,238	$204,219

LIABILITIES
Current
Accounts payable and accrued liabilities	$15,852	$7,790
Income taxes payable	79
Derivative commodity contracts (Note 16)	-	7,098
Current portion of long-term debt (Note 7)	-	4,727
Liabilities of discontinued operations (Note 5)	342	6,648

	16,273	26,263

Long-term debt (Note 7)	57,230	51,958
Discontinued operations (Note 5)	-	2,755

	73,503	80,976

Commitments and contingencies (Note 18)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	50,532	50,128
Contributed surplus (Note 10)	4,893	3,562
Accumulated other comprehensive income (Note 13)	10,880	11,766
Retained earnings	88,430	57,787

	154,735	123,243

	$228,238	$204,219

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Ross G. Clarkson	/s/ Fred J. Dyment
Ross G. Clarkson, Director	Fred J. Dyment, Director

23

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$31,523	$12,802
Net income from discontinued operations	8,350	4,422
Net income from continuing operations	23,173	8,380
Adjustments for:
Depletion and depreciation	35,378	19,568
Amortization of deferred financing costs	1,884	153
Stock-based compensation (Note 9)	1,830	1,086
Unrealized (gain) loss on commodity contracts	(9,906)	7,098
Changes in non-cash working capital (Note 12)	(1,269)	1,133
Cash provided by continuing operations	51,090	37,418
Cash provided by discontinued operations	6,703	16,200

	57,793	53,618

FINANCING
Increase in long-term debt (Note 7)	55,000	63,000
Repayments of long-term debt (Note 7)	(55,000)	(5,000)
Deferred financing costs	(1,339)	(1,097)
Repurchase of common shares (Note 8)	(1,135)	(472)
Options surrendered for cash payments (Note 8)	(256)	-
Issue of common shares for cash (Note 8)	512	605
Changes in non-cash working capital (Note 12)	1,515	-

	(703)	57,036

INVESTING
Exploration and development expenditures	(43,857)	(25,362)
Acquisitions (Note 3)	(62,392)	(68,001)
Changes in non-cash working capital (Note 12)	(2,737)	(3,081)
Cash used by continuing operations	(108,986)	(96,444)
Cash provided (used) by discontinued operations	46,600	(10,535)

	(62,386)	(106,979)

Effect of exchange rate changes on cash and cash equivalents	201	218

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,095)	3,893

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,729	8,836

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,634	$12,729

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$4,279	$1,297
Cash taxes paid	32,230	12,630
Cash is comprised of cash on hand and balances with banks	6,634	12,729
Cash equivalents	1,000	-

See accompanying notes to the consolidated financial statements.

24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007 and for the years then ended
(Expressed in U.S. Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”). Information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) is included in Note 21. In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Nature of Business and Principles of Consolidation

The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in three geographic areas:

  Nuqra Block 1 and West Gharib area within the Arab Republic of Egypt (“Egypt”).
  Block 32, Block S-1, Block 72, Block 75 and Block 84 within the Republic of Yemen (“Yemen”).
  The Western Canadian Sedimentary Basin within Canada, until this area was sold in April 2008 (Note 5).

Joint Ventures

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Foreign Currency Translation

The accounts of the integrated Canadian operations are translated using the temporal method, whereby monetary assets and liabilities are translated at year end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses relating to the integrated Canadian operations are included in net income.

Revenue Recognition

Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

International operations conducted pursuant to production sharing agreements (PSA’s) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSA’s, the Company and other nongovernmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, future income taxes are based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in income tax expense at the statutory rate in effect at the time of production.

Flow Through Shares

The Company has financed a portion of its prior years’ exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded for the income tax amount related to the renounced deductions.

Net Income Per Share

Basic net income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments such as treasury bills with original maturity of less than 90 days.

Inventories

Product inventories are valued at the lower of average cost and net realizable value on a first-in, first-out basis.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation, Depletion, Amortization and Impairment

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent reserve evaluators. Gas reserves and production are converted into equivalent units using the energy equivalency conversion method of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 percent in a particular country, in which case a gain or loss on disposal is recorded.

An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the cost, less impairment, of unproved properties exceeds the carrying value. If the carrying value is assessed to not be recoverable, the calculation compares the carrying value to the sum of the discounted cash flows expected from the production of proved and probable reserves and the cost, less impairment, of unproved properties. Should the carrying value exceed this sum, an impairment loss is recognized.

Furniture and fixtures are depreciated at declining balance rates of 20 to 30 percent.

Asset Retirement Obligations

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recognized when incurred. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs for natural gas and crude oil assets are amortized using the unit-of-production method.

Amortization of asset retirement costs are included in depletion, depreciation and accretion on the Consolidated Statements of Income and Retained Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded in depletion, depreciation and accretion in the Consolidated Statements of Income and Retained Earnings. Actual expenditures incurred are charged against the accumulated obligation.

Stock-based Compensation

The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. Fair values are determined using the lattice-based binomial option pricing model in 2008, 2007 and 2006 and the Black-Scholes option pricing model in 2005 and prior years. Compensation costs are recognized over the vesting period. The Company estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2008. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation and amortization, asset retirement costs and obligations, goodwill, stock-based compensation, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentation, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Company has applied these new standards prospectively in Note 15 - Capital disclosures for Section 1535 Capital Disclosures and in Note 16 - Financial instruments and risk management for Sections 3862 Financial Instruments Disclosures and 3863

Financial Instruments Presentation.

27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

New Accounting Standards

a) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard should not have a material impact on the Consolidated Financial Statements.

b) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

c) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces existing Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

d) International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008 the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canada’s current GAAP for all publically accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.

3. ACQUISITIONS Corporate Acquisitions a) GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990
$44,194

b) Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc.

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc. (“Drucker”), for cash consideration of $67.7 million. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,949
Transaction costs	317
$68,266

Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,578
Working capital, net of cash acquired	8,865
$68,266

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases on the West Gharib Concession. The total cost of the acquisition was $18.0 million, subject to closing adjustments to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in South Rahmi (up to $2.0 million) development leases, to be determined annually. As at December 31, 2008, no additional fees are due in the year 2009. The value of the net assets acquired has been assigned to property and equipment. Following this property acquisition, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt.

4. PROPERTY AND EQUIPMENT

Egypt
(000s)	2008	2007
Oil and gas properties	$157,635	$68,460
Furniture and fixtures	1,373	1,144
Accumulated depletion and depreciation	(30,336)	(3,177)
Write-off of dry hole costs	-	(4,111)
	$128,672	$62,316

On February 5, 2008 the Company acquired all common shares of GHP who held a 30% working interest in the West Gharib Concession area in Egypt. On August 18, 2008 the Company acquired an additional 25% financial interest in the eight non-Hana development leases. As a result of these two acquisitions TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt. The nine approved West Gharib development leases are valid for 20 years, expiring between 2019 and 2026.

The Contractor (joint venture partners) is in the first three year extension period of the Nuqra Concession Agreement which expires in July 2009. One additional extension period of three years is available to the Contractor at its option.

During the year, the Company capitalized general and administrative costs relating to exploration and development activities of $1.9 million (2007 - $0.8 million). Unproven property costs in the amount of $10.0 million (2007 - $9.2 million) were excluded from costs subject to depletion and depreciation representing costs incurred in Nuqra and undeveloped land in West Gharib. Future development costs for proved reserves included in the depletion calculation for the year ended December 31, 2008 totaled $3.3 million (2007 - $3.7 million).

29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yemen
(000s)	2008	2007

Oil and gas properties	$119,139	$110,400
Accumulated depletion and depreciation	(69,230)	(57,237)
	$49,909	$53,163

The Company has working interests in five blocks in Yemen: Block 32, Block S-1, Block 72, Block 75 and Block 84. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five year extension. At December 31, 2008, the Contractor (joint venture partners) was in the first exploration period of the Block 72 (33%) PSA which ended January 2009, at which time the Contractor elected to proceed to the second 36-month exploration period. The Contractor (joint venture partners) is in the first 36-month exploration period commencing March 8, 2008 of the Block 75 (25%) PSA. The Block 84 (33%) PSA is in the ratification process with the Republic of Yemen.

During the year the Company capitalized overhead costs relating to exploration and development activities of $0.3 million (2007 -$0.7 million). Unproven property costs in the amount of $7.2 million in 2008 ($5.0 million in 2007) were excluded in the costs subject to depletion and depreciation representing some of the costs incurred at Block 72, Block 75 and Block 84. Future development costs for proved reserves included in the depletion calculation for the year ended December 31, 2008 totaled $12.1 million (2007 - $7.1 million).

Corporate
(000s)	2008	2007
Furniture, fixtures and other	$2,148	$1,908
Accumulated depreciation	(1,400)	(1,099)
	$748	$809

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2008 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines prices used in the impairment test at December 31, 2008:

	Oil
Year	Egypt	Yemen
2009	$45.23	$55.22
2010	55.44	67.77
2011	61.02	74.65
2012	69.67	85.27
2013	75.98	93.24
Thereafter(1)	2.5%	2.5%

(1) Percentage change represents the increase in each year after 2013 to the end of the reserve life.

5. DISCONTINUED OPERATIONS

On April 30, 2008, the Company sold Canadian oil and natural gas interests for C$56.7 million, subject to normal closing adjustments. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at December 31, 2007 included current assets of $4.1 million, property and equipment of $50.0 million, and a future income tax asset of $1.9 million, current liabilities of $6.6 million and asset retirement obligations of $2.8 million. Discontinued operations at December 31, 2008 included current assets of $0.5 million, property and equipment of $0.3 million, and current liabilities of $0.3 million. The Company recorded a gain on disposition of $4.0 million, net of tax, in the year ended December 31, 2008.

(000s)	2008	2007
Revenue
Oil and gas sales, net of royalties	$9,162	$20,283

Expenses
Operating	2,228	4,212
Depletion, depreciation and accretion	2,678	11,604
	4,906	15,816
Gain on disposition, net of tax	4,012	-
Income from discontinued operations before taxes	8,268	4,467
Future income tax recovery (expense)	82	(45)

Net income from discontinued operations	$8,350	$4,422

30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the year ended December 31, 2008 of $0.4 million (2007 - $0.5 million). Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008 (2007 - $3.9 million). Future development costs for proved reserves of $0.3 million (2007 - $11.0 million) were included in the depletion and depreciation calculations. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions (Note 3), are as follows:

(000s)	2008	2007
Balance, beginning of year	$4,313	$-
Changes during the year	3,867	4,313
Balance, end of year	$8,180	$4,313

7. LONG-TERM DEBT

(000s)	2008	2007
Revolving Credit Agreement	$58,000	$50,000
Term Loan Agreement	-	8,000
	58,000	58,000
Unamortized transaction costs	(770)	(1,315)
	57,230	56,685

Current portion of long-term debt	-	4,727
	$57,230	$51,958

As at December 31, 2008, the Company has a $60.0 million Revolving Credit Agreement of which $58.0 million is drawn. The Revolving Credit Agreement expires on September 19, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the year ended December 31, 2008, the average effective interest rate was 7.3% (2007 – 9.8%) . In the year ended December 31, 2008, the Company incurred $1.3 million (2007 - $1.1 million) in fees to draw on its Revolving Credit Agreement and Term Loan Agreement. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million. The entire amount of the Term Loan was repaid in April 2008.

The future debt payments on long-term debt, as of December 31, 2008, are as follows:

(000s)
2009	$-
2010	58,000

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	2008		2007
	No. of		No. of
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	59,627	$50,128	58,883	$49,360
Stock options exercised	173	512	860	605
Stock options surrendered for cash payments	-	(256)	-	-
Stock-based compensation on exercise	-	403	-	260
Repurchase of common shares	(300)	(255)	(116)	(97)
Balance, end of year	59,500	$50,532	59,627	$50,128

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the year ended December 31, 2008, the Company purchased and cancelled 300,000 common shares at an average price of C$3.87 per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year. During the year ended December 31, 2007, the Company purchased 115,990 common shares at an average price of C$4.07 per share, with $0.4 million charged to retained earnings.

9. STOCK OPTION PLAN

The Company adopted a stock option plan in May 2007 (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,888,300 common shares. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options granted prior to February 1, 2005 vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date. Effective February 1, 2005; all new grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date.

31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize information about the stock options outstanding and exercisable at December 31, 2008:

	2008		2007
		Weighted-		Weighted-
	Number	Average	Number	Average
(000s, except per share amounts)	of	Exercise	of	Exercise
	Options	Price	Options	Price
Options outstanding, beginning of year	2,936	$4.11	3,110	$3.12
Granted	3,457	$3.45	1,091	$4.44
Exercised	(173)	$2.25	(860)	$0.53
Exercised for cash	(150)	$2.66	-	-
Forfeited	(470)	$4.93	(405)	$5.01

Options outstanding, end of year	5,600	$3.73	2,936	$4.11

Options exercisable, end of year	1,758	$4.17	1,602	$3.69

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Number	Remaining	Weighted-	Number	Remaining
	Outstanding at	Contractual	Average	Exercisable at	Contractual	Weighted-
	Dec. 31, 2008	Life	Exercise	Dec. 31, 2008	Life	Average
Exercise Prices	(000s)	(Years)	Price	(000s)	(Years)	Exercise Price
C$2.78-C$3.25	1,906	4.9	C$2.80	-	-	-
C$3.26-C$4.08	550	0.2	C$3.26	550	0.2	C$3.26
C$4.09-C$5.18	1,785	4.0	C$4.68	259	3.0	C$4.40
C$5.19-C$5.31	348	3.6	C$5.21	98	3.0	C$5.21
C$5.32-C$6.56	1,011	2.1	C$6.18	851	1.7	C$6.16
	5,600	3.5	C$4.20	1,758	1.5	C$4.94

Stock–based Compensation

Compensation expense of $1.8 million has been recorded in general and administrative expenses in the Consolidated Statements of Income and Retained Earnings in 2008 (2007- $1.1 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the year and the assumptions used in their determination are as noted below:

	2008	2007
Weighted average fair market value per option (C$)	$1.62	$1.94
Risk free interest rate (%)	3.10	4.60
Expected lives (years)	5.00	5.00
Expected volatility (%)	44.76	45.92
Dividend per share	0.00	0.00
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%	0%/10%/20%/30%/40%

During the year, employees exercised 173,300 (2007 – 860,000) stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $0.4 million (2007 - $0.3 million) at time of grant and has been transferred from contributed surplus to common shares.

10. CONTRIBUTED SURPLUS

(000s)	2008	2007
Contributed surplus, beginning of year	$3,562	$2,863
Stock-based compensation expense	1,734	959
Transfer to common shares on exercise of options	(403)	(260)
Contributed surplus, end of year	$4,893	$3,562

11. INCOME TAXES

The Company’s future Canadian income tax assets are as follows:

(000s)	2008	2007*
Temporary differences related to:
Fixed assets and oil and gas properties	$1,479	$1,727
Non-capital losses carried forward	210	-
Share issue expenses	111	136
	1,800	1,863
Valuation allowance for future income tax assets	(1,800)	-
Future income tax asset	$-	$1,863

* 2007 comparative figures relate to discontinued operations. See Note 5.

Current income taxes in the amount of $32.2 million (2007 - $12.6 million) represents income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1 and Egypt pursuant to the PSC on the West Gharib Concession.

32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.5% (2007 – 32.12%) to income before taxes as follows:

(000s)	2008	2007
Income taxes calculated at the Canadian statutory rate	$15,017	$8,184
Increases (decreases) in income taxes resulting from:
Permanent differences	2,639	-
Changes in valuation allowance	(1,731)	-
Non-deductible stock-based compensation expense	527	349
Different tax rates in Yemen and Egypt	13,423	4,014
Other differences	2,355	83
Current income taxes	$32,230	$12,630

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

(000s)	2008	2007
Operating activities
Increase in current assets
Accounts receivable	$(14,292)	$(10,384)
Prepaid expenses	(265)	(300)
Working capital acquired	3,925	9,108
Increase in current liabilities
Accounts payable and accrued liabilities	9,284	2,709
Income taxes payable	79	-
	$(1,269)	$1,133
Financing
Increase in current liabilities
Accounts payable and accrued liabilities	$1,515	$-
	$1,515	$-
Investing activities
Decrease in current assets
Prepaid expenses	$-	$180

Decrease in current liabilities
Accounts payable and accrued liabilities	(2,737)	(3,261)
	$(2,737)	$(3,081)

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

(000s)	2008	2007
Accumulated other comprehensive income, beginning of year	$11,766	$3,212
Other comprehensive (loss) income:
Foreign currency translation adjustment	(886)	8,554
Accumulated other comprehensive income, end of year	$10,880	$11,766

14. PER SHARE AMOUNTS

In calculating the net income per share, net income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

(000s)	2008	2007
Weighted average number of shares outstanding	59,692	59,595
Dilution effect stock options	1,012	930
Weighted average number of diluted shares outstanding	60,704	60,525

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2008, the Company excluded 3,014,700 options (2007 – 2,187,000) because their exercise price was greater than the annual average common share market price in this period.

15. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the net income (including net income from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock based compensation, and non-cash derivative loss on commodity contracts.

33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company defines and computes its capital as follows:

(000s)	2008	2007

Shareholders’ equity	$154,735	$123,243
Long-term debt, including the current portion	57,230	56,685
Cash and cash equivalents	(7,634)	(12,729)

Total capital	$204,331	$167,199

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	2008	2007
Long-term debt, including the current portion	$57,230	$56,685

Cash flow from operating activities	$57,793	$53,618
Changes in non-cash working capital	1,474	(1,477)
Funds flow from operations	$59,267	$52,141

Ratio	1.0	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock-based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at December 31, 2008.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The Company has classified its cash and cash equivalents as financial assets held-for-trading and its derivative commodity contracts as financial assets or liabilities held-for-trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, income taxes payable, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2008
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$10,442	$10,442
Loans and receivables	28,701	28,701
Financial liabilities held-for-trading	-	-
Other liabilities	73,503	74,273

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which the Company extends credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at December 31, 2008
Neither impaired nor past due	$7,675
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	2,657
31-60 days	3,761
61-90 days	4,688
Over 90 days	9,920

34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following are the contracts outstanding at December 31, 2008:

Dated Brent
Period	Volume	Type	Pricing
Put-Call
Crude Oil
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would increase net income, for the year ended December 31, 2008, by $1.2 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would decrease net income, for the year ended December 31, 2008, by $1.3 million.

b) Foreign Currency Exchange Risk

The Company’s Canadian dollar transactions are exposed to fluctuations in foreign currency exchange rates. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the year ended December 31, 2008.

c) Interest Rate Risk

Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the year ended December 31, 2008, by $0.6 million. The effect of interest rates decreasing by 1% would increase the Company’s net income, for year ended December 31, 2008, by $0.6 million.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2008:

(000s)		Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable, accrued liabilities and
other	Yes-Liability	$16,273	$16,273	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	58,000	-	58,000	-	-
Office and equipment leases	No	792	340	452	-	-
Minimum work commitments[3]	No	9,800	1,400	1,800	6,600	-

Total		$84,865	$18,013	$60,252	$6,600	$-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at December 31, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company's capital programs. The existing banking arrangements at December 31, 2008 consist of a Revolving Credit Facility of $60.0 million of which $58.0 million is drawn.

The table below shows cash inflows for financial derivative instruments based on forward curve prices for Dated Brent oil of $36.55/Bbl at December 31, 2008:

Less than 1 year	$2,336
1-3 years	472

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the derivative commodity contracts were classified as both current and long-term on the Balance Sheet as at December 31, 2008 as there is no intent to early settle these derivative instruments.

17. SEGMENTED INFORMATION

(000s)	Egypt		Yemen		Total
	2008	2007	2008	2007	2008	2007
Oil sales, net of royalties and other	$51,368	$6,529	$71,863	$61,099	$123,231	$67,628
Other income	36	61	1	39	37	100

	$51,404	6,590	71,864	61,138	123,268	67,728

Segmented expenses
Operating expenses	6,972	722	12,361	10,334	19,333	11,056
Depletion and depreciation	23,052	7,255	11,993	12,157	35,045	19,412
Income taxes	14,627	1,735	17,603	10,895	32,230	12,630

Total segmented expenses	44,651	9,712	41,957	33,386	86,608	43,098

Segmented income	$6,753	$(3,122)	$29,907	$27,752	36,660	24,630

Non-segmented expenses
Derivative (gain) loss on commodity
contracts (Note 16)					(3,005)	7,979
General and administrative					10,213	6,743
Interest on long-term debt					6,163	1,450
Depreciation					333	156
Foreign exchange (gain) loss					(84)	5
Other income					(133)	(83)

Total non-segmented expenses					13,487	16,250

Net income from continuing operations					23,173	8,380
Net income from discontinued operations
(Note 5)					8,350	4,422

Net income					$31,523	$12,802

Capital expenditures
Exploration and development	$34,797	$6,904	$8,819	$18,437	$43,616	$25,341
Property acquisitions	18,000	-	-	-	18,000	-
	$52,797	$6,904	$8,819	$18,437	61,616	25,341
Corporate					241	21
Corporate acquisitions					36,602	54,823

Net capital expenditures					$98,459	$80,185

	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2008	2007	2008	2007	2008	2007

Property and equipment	$128,672	$62,316	$49,909	$53,163	$178,581	$115,479
Goodwill	8,180	4,313	-	-	8,180	4,313
Other	27,517	13,464	6,430	5,906	33,947	19,370
Segmented assets	$164,369	$80,093	$56,339	$59,069	220,708	139,162
Non-segmented assets					6,766	9,133
Discontinued operations					764	55,924

Total assets					$228,238	$204,219

36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 16).

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million ($1.4 million remaining) as security (expiring June 1, 2009). One exploration well has been drilled.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period, all of which had been spent at December 31, 2008. The Contractor entered the second three-year exploration period on January 12, 2009. The Contractor has a commitment to drill one exploration well for $2.0 million ($0.7 million to TransGlobe).

Pursuant to the PSA for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2009.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in the year 2009.

19. SUBSEQUENT EVENT

On February 4, 2009, the Company announced it had entered into an agreement with a syndicate of underwriters, whereby the members of the syndicate have agreed to purchase for resale, on a bought deal basis, 5,798,000 common shares of the Company at C$3.45 per Common Share to raise gross proceeds of approximately C$20.0 million. Closing of the Offering occurred on February 25, 2009. TransGlobe has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 869,700 Common Shares. This option is exercisable, in whole or in part, by the underwriters, in their sole discretion, at any time up to 30 days after closing. The maximum gross proceeds raised under the Offering would be approximately C$23.0 million, should the over-allotment option be exercised in full.

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period presentation.

21. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles that the Company would have followed had its Consolidated Financial Statements been prepared in accordance with U.S. GAAP as described below:

Consolidated Statements of Income and Retained Earnings (Deficit)

Had the Company followed U.S. GAAP, the statement of income would have been reported as follows:

(000s, except per share amounts)	2008	2007
Net income from continuing operations for the year under Canadian GAAP	$23,173	$8,380
Adjustments:
Impairment of property and equipment and goodwill (a)	(98,391)	(10,615)
Depletion and depreciation (a)	611	-
Net (loss) income from continuing operations for the year under U.S. GAAP	(74,607)	(2,235)
Net income from discontinued operations for the year – Canadian and U.S. GAAP	8,350	4,422
Net (loss) income for the year under U.S. GAAP	(66,257)	2,187
Purchase of common shares	(880)	(375)
Retained earnings, beginning of year - U.S. GAAP	47,377	45,565
Retained earnings (deficit), end of year - U.S. GAAP	$(19,760)	$47,377

Net (loss) income from continuing operations per share under U.S. GAAP
- Basic	$(1.25)	$(0.03)
- Diluted	$(1.25)	$(0.03)
Net income from discontinued operations per share under U.S. GAAP
- Basic	$0.14	$0.07
- Diluted	$0.14	$0.07
Net (loss) income per share under U.S. GAAP
- Basic	$(1.11)	$0.04
- Diluted	$(1.11)	$0.04

37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement of Other Comprehensive Income
(000s)	2008	2007
Net (loss) income – U.S. GAAP	$(66,257)	$2,187
Currency translation adjustment (d)	(886)	8,554
Other comprehensive (loss) income	$(67,143)	$10,741

Consolidated Balance Sheets

Had the Company followed U.S. GAAP, the balance sheet would have been reported as follows:

(000s)	2008		2007
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Current assets	$40,257	$40,257	$31,757	$31,757
Property and equipment (a)	179,329	79,114	116,288	109,986
Derivative commodity contracts	472	472	-	-
Deferred financing costs (f)	-	770	-	1,315
Goodwill (a)	8,180	-	4,313	-
Other non-current assets	-	-	51,861	51,861
	$228,238	$120,613	$204,219	$194,919

Current liabilities	$16,273	$16,273	$26,263	$26,263
Long-term debt (f)	57,230	58,000	51,958	53,273
Other non-current liabilities	-	-	2,755	2,755
	73,503	74,273	80,976	82,291

Share capital (b, c)	50,532	52,235	50,128	51,831
Contributed surplus (b)	4,893	2,985	3,562	1,654
Accumulated other comprehensive income (d)	10,880	10,880	11,766	11,766
Retained earnings (b, c)	88,430	(19,760)	57,787	47,377
	154,735	46,340	123,243	112,628
	$228,238	$120,613	$204,219	$194,919

The reconciling items between share capital and retained earnings for Canadian and U.S. GAAP are $0.8 million related to escrowed shares, and $1.3 million related to flow through shares. The reconciling items between contributed surplus and deficit for Canadian and U.S. GAAP are $0.3 million for the adoption of stock-based compensation under Canadian GAAP and $2.0 million for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which was not expensed in 2005 under U.S. GAAP APB Opinion No. 25 as interpreted by FASB Interpretation No. 44. The reconciling item between share capital and contributed surplus is $0.4 million for the transfer of compensation expense related to options exercised in 2005 and prior.

a) Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing and before tax to determine whether impairment exists. In Canada, the impaired amount is measured using the fair value of reserves.

There are no impairment charges under Canadian GAAP as at December 31, 2008. Under U.S. GAAP, the unamortized capitalized cost of the Company’s Egypt and Yemen oil and gas properties exceeded the full cost ceiling limitation by $79.9 million and $14.6 million, respectively, net of taxes, which were written off for U.S. GAAP purposes. Goodwill was tested for impairment by comparing the fair value of the reporting to the book value of the reporting unit, which resulted in an impairment charge to goodwill of $3.9 million. Because of the volatility of oil and natural gas prices, no assurance can be given that the Company will not experience a writedown in future periods.

b) Stock-based Compensation

The Company has a stock-based compensation plan as more fully described in Note 9 Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, the Company has adopted SFAS No. 123R effective January 1, 2006. As permitted by SFAS No. 123R, the Company has applied this change using modified prospective application for new awards granted after January 1, 2006 and for the compensation cost of awards that were not vested at December 31, 2005. In 2005 and prior periods, the Company used the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs were recognized in the financial statements, per APB Opinion No. 25 as interpreted by FASB Interpretation No. 44.

The effect of applying APB Opinion No. 25 in 2005 and prior years to the Company’s U.S. GAAP financial statements resulted in a decrease to stock-based compensation in 2005 by $0.7 million (2004 - $1.3 million) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $0.3 million in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $0.4 million for options exercised since the compensation expense was transferred into common shares for Canadian GAAP. This is not required for U.S. GAAP.

38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Future Income Taxes

The Company records the renouncement of tax deductions related to flow through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 to record an additional valuation allowance against the increased tax asset.

d) Escrowed Shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $0.8 million with the offset to deficit.

e) Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation 48, Accounting For Uncertainty in Income Taxes (the “Interpretation” or “FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Under FIN 48, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” in FIN 48 refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption. Upon adoption, it was determined that there was no effect to TransGlobe.

Tax positions for TransGlobe and its subsidiaries are subject to income tax audits by tax jurisdictions throughout the world. For the Company’s major tax jurisdictions, examinations of tax returns for certain prior tax periods had not been completed as of December 31, 2008. In this regard, examinations had not been finalized for years beginning after 2007 for the Company’s Canadian federal income taxes. For other tax jurisdictions, the earliest years for which income tax examinations had not been finalized were as follows: Egypt – 2008 and Yemen – 2008.

f) Deferred Financing Costs

The Company has accounted for transaction costs differently for Canadian and U.S. GAAP. Under Canadian GAAP transaction costs are included with the associated financial instrument whereas under U.S. GAAP transaction costs are presented separately as an asset.

g) Changes in Accounting Policies

Fair Value Measurement
On January 1, 2008, the Company adopted the Financial Accounting Standards Board (“FASB”) statement FAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The adoption of this standard did not have an impact on the Consolidated Financial Statements.

The Fair Value Option for Financial Assets and Financial Liabilities
On January 1, 2008 the Company adopted FASB statement 159, The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h) Recent Accounting Pronouncements

Business Combinations
In December 2007, the FASB released FASB 141-R, Business Combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which are business combinations in the year ending December 31, 2009 for the Company. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company will assess the impact of this standard for Business Combinations occurring after January 1, 2009.

Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the FASB released FASB 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This standard currently does not impact the Company as it has full controlling interest of all of its subsidiaries.

Derivative Instruments and Hedging Activities
In March 2008, the FASB issued FASB Statement 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133 which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of this requirement on the Consolidated Financial Statements.

Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued FAS 162, The Hierarchy of Generally Accepted Accounting Principles. This standard identifies the sources of accounting principle and the framework for selecting the principles to be used in the preparation of financial statements. This standard is effective for the Company 60 days following the SEC’s approval of the PCAOB’s amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the application of FAS 162 to have an impact on the financial statements.

Postretirement Benefit Plan Asset Disclosures
In December 2008, the FASB issued FSP FAS 132(R)-1, which amends Statement 132(R) to require more detailed disclosure about employers’ benefit plan assets, including employers’ investment strategies, major categories of benefit plan assets, concentration of risk within benefit plan assets, and valuation techniques used to measure the fair value of benefit plan assets. This standard currently does not impact the Company as it does not have a postretirement benefit plan.

Oil and Gas Reporting
As of December 31, 2009, TransGlobe will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. The Company is assessing the impact these new rules will have on its Consolidated Financial Statements.

40

SUPPLEMENTARY INFORMATION

($000s, except per share amounts)	Year ended December 31
Financial	2008	2007	2006	2005	2004

Oil and gas sales	233,695	136,709	109,190	90,350	49,495
Oil and gas sales, net of royalties and other	132,393	87,911	70,097	58,911	31,630
Operating expense	21,561	15,268	11,107	10,253	7,064
General and administrative expense	10,213	6,743	4,674	2,821	1,664
Depletion, depreciation and accretion expense	38,056	31,172	18,941	16,990	10,346
Income taxes	32,148	12,675	9,392	8,353	4,995
Cash flow from operating activities	57,793	53,618	47,383	39,357	13,066
Funds flow from operations**	59,267	52,141	46,763	38,077	17,325
Basic per share	0.99	0.87	0.80	0.66	0.32
Diluted per share	0.98	0.86	0.77	0.63	0.31
Netback***
Egypt	29,769	4,072	-	-	-
Yemen	41,899	39,870	39,599	31,283	14,237
Canada	6,934	16,071	10,262	9,493	5,049
Net income	31,523	12,802	26,195	19,850	5,919
Basic per share	0.53	0.21	0.45	0.34	0.11
Diluted per share	0.52	0.21	0.43	0.33	0.10
Capital expenditures	44,714	37,015	51,555	32,654	26,367
Acquisition	62,392	68,001	-	-	-
Working capital	23,984	5,494	4,361	9,471	2,840
Long-term debt	57,230	51,958	-	-	-
Shareholders’ equity	154,735	123,243	100,795	73,637	50,779
Common shares outstanding
Basic (weighted average)	59,692	59,595	58,663	57,903	54,388
Diluted (weighted average)	60,704	60,525	60,562	60,330	56,719
Total assets	228,238	204,219	116,473	86,286	60,522

Reserves (MMBoe)
Total proved	12.6	11.9	9.3	7.8	6.7
Total proved plus probable	19.8	16.4	11.7	10.5	10.4

Production and Sales Volumes
Total production (Boepd) (6:1)*	7,342	5,651	5,093	4,991	3,865
Total sales (Boepd) (6:1)*	7,342	5,692	5,077	4,959	3,796
Oil and liquids (Bopd)	6,974	4,660	4,377	4,312	3,298
Average price ($ per barrel)	88.69	71.30	62.37	50.82	36.24
Gas (Mcfpd)	2,212	6,193	4,204	3,880	2,987
Average price ($ per Mcf)	8.92	6.64	6.18	7.27	5.19
Operating expense ($ per Boe)	8.02	7.35	5.99	5.67	5.09

*	The differences in production and sales volumes result from inventory changes.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
***	Netback is a non-GAAP measure that represents revenue, net of royalties, current income taxes (paid through production sharing) and operating expenses.

	Year Ended December 31
Share Information	2008	2007
TSX: Price per share – TSX (C$)
High	5.70	6.09
Low	1.70	3.50
Close	2.93	5.05
Average daily trading volume	60,669	47,714

NASDAQ: Price per share – NASDAQ (US$)*
High	5.80	6.10
Low	1.43	3.45
Close	2.47	5.08
Average daily trading volume*	185,585	234,485

* Figures before January 18, 2008 represent share information from the American Stock Exchange.

41

SUPPLEMENTARY INFORMATION

International (Yemen and Egypt)
Summary of Production Sharing Agreements (“PSA")

	Egypt		Yemen
Block	West Gharib	Nuqra #1	32	72	84	S-1	75
Basin	Gulf of Suez	Nuqra	Masila	Masila	Masila	Marib	Marib
Year acquired	2007	2004	1997	2004/2005	2006/2007*	1998	2007
Status	Development	Exploration	Development	Exploration	Exploration	Development	Exploration
Operator	TransGlobe	TransGlobe	DNO	DNO	DNO	OXY	OXY
TransGlobe WI (%)	100%	71.43%**	13.81087%	33%	33%	25%	25%
Block Area (Km2)	214	22,500	519	1,822	731	1,152	1,050
Block Area (acres)	52,900	5,500,000	146,070	450,234	183,000	284,700	262,500
Expiry date	2019-26	July 2009	Nov. 2020	Jan. 2011	N/A*	Oct. 2023	March 2011
Extensions:
Exploration	N/A	2nd Extension	N/A	N/A	1st Phase	N/A	2nd Phase
		36 months			42 months		36 months
					2nd Phase
					30 months
Development		20 yr + 5 yr	5 yr	20 yr + 5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr

*	PSA awaiting final government approval and ratification. First exploration term commences on the ratification date.
**	TransGlobe pays 88.57% of costs to first oil production. TransGlobe recovers carried costs from partner’s share of production.

SUMMARY OF INTERNATIONAL PSA TERMS

All of the Company’s international blocks are production sharing contracts between the host government and the Contractor (joint venture partners). The government and the Contractor take their share of production based on the terms and conditions of the respective contracts. The Contractors’ share of all taxes and royalties are paid out of the Governments’ share of production.

The PSAs provide for the Government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Each PSA is ring fenced for cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the Contractor as defined in the specific PSAs.

The following tables summarizes the Company’s international PSA terms for the first production tranche for each block. All the PSAs have different terms for production levels above the first tranche, which are unique to each PSA. The Government’s share of production increases and the Contractor’s share of production decreases as the production volumes go to the next production tranche.

PSA Terms – Yemen and Egypt (Oil Production: 0 to 25,000 Bopd)

	Egypt		Yemen
Block	West Gharib	Nuqra #1	32* (original)	72	84	S-1	75

First production	0-5	0-25	0-25	0-25	0-25	0-12.5	0-25
Tranche
(MBopd)

Gross royalty %	0%	0%	3%/	3%	6.5%	3%	3%
			(10%)

Max. cost oil %	30%	40%	60%/	50%	35%	50%	50%
			(25%)

Excess cost oil	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing

Depreciation per
quarter
Operating	100%	100%	100%	100%	100%	100%	100%
Capital	6.25%	6.25%	12.5%	12.5%	8.33%	12.5%	12.5%

Production
Sharing Oil:
Contractor	30%	30%	33.25%/	32.4%	23.98%	28.88%	34.2%
			(23%)
Government	70%	70%	66.75%/	67.6%	76.02%	71.13%	65.8%
			(77%)

*

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves are audited every two years by an independent evaluator. At November 2008, Proved reserves were less than 30 million barrels. The next reserve audit is November 2010.

42

SUPPLEMENTARY INFORMATION

RESERVES AND ESTIMATED FUTURE NET REVENUES

In 2007 and 2008, DeGolyer and MacNaughton Canada Limited (“DeGolyer”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company’s Reserve Committee, to independently evaluate 100% of TransGlobe’s reserves as at December 31, 2008 and December 31, 2007.

Total Proved reserves for the Company increased 6% from 11,866 MBoe ("MBoe" thousand barrels of oil equivalent at 6:1) at December 31, 2007 to 12,605 MBoe at December 31, 2008 replacing 129% of the 2,571 MBoe produced during 2008.

Total Proved plus Probable reserves for the Company increased by 21% from 16,389 MBoe at December 31, 2007 to 19,790 MBoe at December 31, 2008 replacing 232% of 2008 production.

The Company’s Reserves Committee, comprised of independent directors, has reviewed and recommended acceptance of the 2008 year end reserve evaluations prepared by DeGolyer.

The 2007 and 2008 year end reserves were prepared by the Company’s independent reserve evaluators in accordance with the Canadian National Instrument (NI) 51-101 policy.

Disclosure provided herein in respect of Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. Note that columns may not add due to rounding.

All reserves (gross and net) presented are based on Forecast Pricing.

Reserves

			2008				2007
	Light & Medium		Heavy Oil		Total Bbls		Total Boe
	Crude Oil
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Category	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBoe)	(MBoe)
Proved
Producing	4,235	2,281	4,632	2,892	8,868	5,173	8,020	4,718
Non-producing	-	-	1,050	569	1,050	569	817	581
Undeveloped	2,556	1,416	132	82	2,688	1,498	3,029	1,719
Total Proved	6,791	3,697	5,814	3,543	12,605	7,240	11,866	7,018
Probable	1,005	522	6,180	3,065	7,184	3,587	4,523	2,777
Proved plus Probable	7,796	4,219	11,994	6,608	19,790	10,827	16,389	9,795
Possible	76	40	8,175	4,582	8,251	4,622
							Not Reported
Proved plus Probable plus	7,872	4,259	20,169	11,190	28,041	15,449
Possible

*	Gross reserves are the Company’s working interest share before the deduction of royalties.
**

Net reserves are the Company’s working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include the company’s share of future cost recovery and production sharing oil after the Government’s royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

43

SUPPLEMENTARY INFORMATION

Reserves

			2008				2007
	Light & Medium		Heavy Oil		Total Bbls		Total Boe
	Crude Oil
Company	Gross	Net	Gross	Net	Gross	Net	Gross	Net
By Area	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBoe)	(MBoe)
Proved
Egypt	-	-	5,814	3,543	5,814	3,543	2,795	1,566
Yemen	6,791	3,697	-	-	6,791	3,697	6,567	3,362
Canada	-	-	-	-	-	-	2,504	2,089
Total Proved	6,791	3,697	5,814	3,543	12,605	7,240	11,866	7,018
Proved plus Probable
Egypt	-	-	11,994	6,608	11,994	6,608	7,048	2,816
Yemen	7,796	4,219	-	-	7,796	4,219	7,470	3,819
Canada	-	-	-	-	-	-	3,813	3,160
Total Proved plus Probable	7,796	4,219	11,994	6,608	19,790	10,827	16,389	9,795
Proved plus Probable plus
Possible
Egypt	-	-	20,169	11,190	20,169	11,190
Yemen	7,872	4,259	-	-	7,872	4,259
Canada	-	-	-	-	-	-	Not Reported
Total Proved plus Probable	7,872	4,259	20,169	11,190	28,041	15,449
plus Possible

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues presented below are calculated using the average price received December 31 of the respective reporting periods. The prices were held constant for the life of the reserves.

44

SUPPLEMENTARY INFORMATION

	Present Value of Future Net Revenues, Before Income Tax*
	Constant Pricing
		December 31, 2008					December 31, 2007
		Discounted at					Discounted at
	Undis-					Undis-
($MM)	Counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt *	39.2	35.5	32.3	29.6	27.3	60.6	52.5	46.0	40.9	36.7
Yemen *	35.9	31.4	27.7	24.7	22.1	144.6	122.5	105.8	92.8	82.6
Canada **	-	-	-	-	-	74.4	62.6	53.7	46.9	41.5
Total Proved	75.1	66.9	60.1	54.3	49.3	279.6	237.5	205.6	180.7	160.7
Proved plus Probable
Egypt *	84.8	75.8	68.1	61.5	55.9	104.4	86.9	73.8	63.8	56.0
Yemen *	44.5	38.4	33.5	29.5	26.1	166.8	139.6	119.3	103.8	91.7
Canada **	-	-	-	-	-	120.5	95.3	78.3	66.0	56.8
Total Proved plus	129.3	114.2	101.6	91.0	82.1	391.7	321.7	271.4	233.7	204.4
Probable
Proved plus Probable
plus Possible
Egypt *	92.3	83.2	75.4	68.6	62.6
Yemen *	45.2	39.1	34.1	30.0	26.6
Canada **	-	-	-	-	-		Not Reported
Total Proved plus	137.4	122.3	109.5	98.6	89.2
Probable plus Possible

*	Egypt and Yemen future net revenues presented are after Egypt and Yemen income tax, respectively.
**	Canadian values converted at the December 31, 2007 exchange rates of 1.0 $US/$C.

The estimated future net revenues presented below are calculated using the independent engineering evaluator’s price forecast.

	Present Value of Future Net Revenues, Before Income Tax*
	Independent Evaluator’s Price Forecast
		December 31, 2008					December 31, 2007
		Discounted at					Discounted at
	Undis-					Undis-
($MM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt *	119.6	104.5	92.6	83.0	75.0	53.5	46.6	41.4	36.6	32.9
Yemen *	109.5	90.0	75.4	64.3	55.5	125.4	107.4	93.6	82.7	74.0
Canada **	-	-	-	-	-	68.0	57.7	49.9	43.8	38.9
Total Proved	229.0	194.5	168.0	147.2	130.6	246.9	211.7	184.6	163.1	145.8
Proved plus Probable
Egypt *	219.6	188.7	165.0	146.1	130.7	91.4	76.3	65.0	56.4	49.6
Yemen *	131.0	106.4	88.2	74.4	63.8	142.8	120.8	104.2	91.4	81.2
Canada **	-	-	-	-	-	108.7	87.4	72.5	61.6	53.3
Total Proved plus	350.6	295.0	253.1	220.5	194.5	343.0	284.5	241.8	209.4	184.1
Probable
Proved plus Probable
plus Possible
Egypt *	365.9	298.9	249.3	211.5	182.1
Yemen *	132.9	108.0	89.6	75.7	64.9
Canada **	-	-	-	-	-		Not Reported
Total Proved plus	498.8	406.9	338.9	287.2	247.0
Probable plus Possible

*	Egypt and Yemen future net revenues presented are after Egypt and Yemen income tax, respectively.
**	Canadian values converted at the December 31, 2007 exchange rates of 1.0 $US/$C.

45

SUPPLEMENTARY INFORMATION

The following table summarizes the constant pricing used to estimate future net revenues.

	December 31, 2008		December 31, 2007
	Oil	Natural Gas	Oil	Natural Gas
	$/Bbl	$/Mcf	$/Bbl	$/Mcf
Egypt *	25.64	-	69.60	-
Yemen **	38.39	-	92.62	-
Canada **	-	-	79.41	7.97

*	Egypt prices are based on prices received for production from West Gharib.
**	Yemen prices are based on prices received for production from Block 32 and Block S-1.
***	Canadian values converted at the December 31, 2007 exchange rates of 1.0 $US/$C.

The following table summarizes the independent evaluator’s price forecast used to estimate future net revenues.

	Egypt		Yemen		Canada*
	Oil		Oil		Oil	Gas	Condensate
	$/Bbl		$/Bbl		$/Bbl	$/Mcf	$/Bbl
Year	2008	2007	2008	2007	2007	2007	2007
2009	45.23	62.29	55.22	84.80	80.62	8.04	87.41
2010	55.44	61.08	67.77	83.23	78.94	7.93	85.47
2011	61.02	59.93	74.65	81.83	77.30	7.89	83.64
2012	69.67	59.53	85.27	81.30	76.58	7.99	83.01
2013	75.98	59.10	93.24	80.72	75.85	8.01	82.23
Thereafter**	2.5%	2%	2.5%	2%	2%	2%	2%

*	Canadian values converted at the December 31, 2007 exchange rates of 1.0 $US/$C. Canadian price forecast is not applicable for 2008 due to the sale of the Canadian operations in April 2008.
**	Percentage change represents the increase in each year after 2013 to the end of the reserve life.

46

TSX: TGL NASDAQ: TGA www.trans-globe.com

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR
Robert A. Halpin[1,2,3]	Olympia Trust Company
Director, Chairman of the Board	Calgary, Alberta

Ross G. Clarkson
Director, President & CEO	LEGAL COUNSEL

Lloyd W. Herrick	Burnet, Duckworth & Palmer LLP
Director, Vice President & COO	Calgary, Alberta

Erwin L. Noyes[2,3,4]
Director	BANK

Geoffrey C. Chase[1,2,4]	Standard Bank Plc
Director	London, England

Fred J. Dyment[1,3,4]
Director	AUDITOR
David C. Ferguson	Deloitte & Touche LLP
Vice President, Finance, CFO & Corporate Secretary	Calgary, Alberta

1. Audit Committee	EVALUATION ENGINEERS
2. Reserves Committee
3. Compensation Committee	DeGolyer and MacNaughton Canada Limited
4. Governance and Nominating Committee	Calgary, Alberta

STOCK EXCHANGE LISTINGS	HEAD OFFICE
TSX: TGL	2500, 605 – 5th Avenue S.W.
NASDAQ: TGA	Calgary, Alberta, Canada, T2P 3H5

Telephone: (403) 264-9888
INVESTOR RELATIONS	Facsimile: (403) 264-9898

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary	EGYPT OFFICE
Telephone: (403) 268-9868
Email: investor.relations@trans-globe.com	8, Abd El-Hamid Hassan Street
8th District
Web site: www.trans-globe.com	Nasr City, Cairo, Egypt